

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2022

Allan Dicks
Chief Financial Officer
Montrose Environmental Group, Inc.
5120 Northshore Drive
North Little Rock, Arkansas 72118

> **Re: Montrose Environmental Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Filed March 1, 2022**
> **File No. 001-39394**

Dear Mr. Dicks:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2021

Item 6.
Selected Financial Data, page 49

1. It appears you are presenting Operating Margin, which is calculated using "loss from operations," as the most directly comparable GAAP measure to your non-GAAP measure of "Adjusted EBITDA Margin;" however, you reconcile "Adjusted EBITDA" to Net Loss. Please advise or revise accordingly. Refer to Item 10(e)(1)(i) of Regulation S-K.

Item 7. Management's Discussion and Analysis
Segment Results of Operations
Year Ended December 31, 2021 Compared to the Year Ended December 31, 2020
Revenues, page 55

2. Please quantify the various factors discussed as having impacted your revenues from the

comparable periods. Specifically, we note your discussion on the impact of CTEH and the related increase to be partially due to "Covid-19 related response work," and partially due to including a full year worth of results. As noted on page 54, the Covid-19 related work provided by CTEH is "difficult to predict" and is "likely to decline," and may not be indicative of results in future periods. Refer to Item 303(b)(2)(i) of Regulation S-K.

Non-GAAP Financial Information, page 72

3.   We note your Adjusted EBITDA reconciliation includes "Start-up losses and investment in new services" and "Acquisition costs," both of which appear to be recurring expenses in the expansion of your business. Please tell us your consideration as to whether these charges represent normal, recurring, cash operating expenses necessary for your core operations, or revise accordingly. Refer to Question 100.01 of the staff's Compliance and Disclosure Interpretation on Non-GAAP Financial Measures.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Abe Friedman at 202-551-8298 or Theresa Brillant at 202-551-3307 with any questions.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Trade & Services